SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F      ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐          No       ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 395,099,775

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (Código dos Valores Mobiliários or “CVM”), we hereby inform that UBS AG notified Portugal Telecom, SGPS, S.A. (“PT”) that, as a result of the acquisition of 1,200,000 shares representing PT’s share capital made by UBS AG, Zurich and Basel, with offices at Bahnhofstrasse 45, P.O. Box, CH-8098 Zurich and Aeschenvorstadt 1, P.O. Box, CH-4051 Basel, Switzerland, on 11 February 2008, over the counter, a total of 20,748,547 shares representing 2.02% of the share capital and voting rights in PT is attributable to UBS AG.

UBS AG also informed that of such total holding:

>                 1,404,966 shares representing 0.14% of the share capital and voting rights in PT are held in the name of UBS AG on behalf of several clients of UBS AG;

>                 3,371,021 shares representing 0.33% of the share capital and voting rights in PT are held by the following subsidiaries of UBS AG (pursuant to the terms of article 20 of the CVM):

- DSI International Management Inc: 15,835 PT shares;

- UBS Fund Management (Switzerland) AG: 56,993 PT shares;

- UBS Fund Services (Luxembourg) SA: 799,579 PT shares;

- UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

- UBS Global Asset Management (Japan) Ltd: 1,697 PT shares;

- UBS Global Asset Management Life Ltd: 166,084 PT shares;

- UBS Global Asset Management (UK) Ltd: 225,545 PT shares;

- UBS Global Asset Management (France) SA: 394,561 PT shares;

- UBS O’Connor LLC: 755,407 PT shares;

- UBS Finance Services Inc.: 460,483 PT shares;

- UBS Bank S.A.: 33,950 PT shares;

- UBS Belgium SA/NV: 21,142 PT shares;

- UBS Deutschland AG: 29,320 PT shares;

- UBS (Italia) S.p.A.: 2,000 PT shares;

- UBS (Luxembourg) S.A.: 212,413 PT shares;

- UBS (Monaco) S.A.: 387 PT shares;

- UBS Wealth Management (UK) Ltd.: 7,925 PT shares;

- UBS Securities LLC: 153,805 PT shares;

- CCR SA: 378 PT shares.

Lisbon, 18 February 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.